April 21, 2005

Mail Stop 3-8

By Facsimile and U.S. Mail


Mr. Michael C. Phalen
Chief Financial Officer
Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston-Salem, North Carolina 27103


		RE:	Krispy Kreme Doughnuts, Inc. Item 4.02 Form 8-K
filed
April 18, 2005
			File No.  1-16485


Dear Mr. Phalen:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

	Please amend your report to disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a)

	You should file an amendment in response to this comment on or before April 28, 2005.

	If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-
7781.

							Sincerely,



							Anthony Watson
						Staff Accountant
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April 1, 2005
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